SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Check One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2003


                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


For the transition period from               to
                               ------------      -------------

Commission File Number: 001-14135

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          OMI CORPORATION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 OMI CORPORATION
                                ONE STATION PLACE
                               STAMFORD, CT 06902

OMI CORPORATION SAVINGS PLAN


TABLE OF CONTENTS



                                                                                       Page

REPORT OF INDEPENDENT REGISTERED PUBLIC
        ACCOUNTING FIRM                                                                   3

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits as of December 31,
            2003 and 2002                                                                 4

         Statement of Changes in Net Assets Available for Benefits for the
            Year Ended December 31, 2003                                                  5

         Notes to Financial Statements                                                6 - 9

SUPPLEMENTAL SCHEDULE

         Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
            (Held At End of Year) as of December 31, 2003                                10

All other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Income
Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT INDEX                                                                            11

SIGNATURE                                                                                12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee and Participants of OMI Corporation Savings Plan Stamford, Connecticut:

We have audited the accompanying statements of net assets available for benefits of OMI Corporation Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
New York, New York
June 25, 2004

OMI CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                            2003          2002

ASSETS:

Investments (Note 3)
      OMI Corporation Common Stock Fund                $ 3,751,178   $ 1,934,121
      Shares in registered investment companies          7,324,136     5,923,538
      Loans to participants                                 84,885       117,849
                                                       -----------   -----------

Total investments                                       11,160,199     7,975,508
                                                       -----------   -----------


Receivables:
         Employer contributions                                 --         4,549
         Participants' contributions                            --         1,500
                                                       -----------   -----------

Total receivables                                               --         6,049
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $11,160,199   $ 7,981,557
                                                       ===========   ===========

See notes to financial statements.

OMI CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                                        2003

ADDITIONS:
  Contributions:
    Participant contributions                                      $    432,672
    Employer contributions                                              251,203
                                                                   ------------

                    Total contributions                                 683,875
                                                                   ------------

Investment income:
   Net appreciation in fair value of investments                      3,357,203
   Dividends                                                             74,998
   Interest and other                                                     6,559
                                                                   ------------

                    Net investment income                             3,438,760
                                                                   ------------

DEDUCTIONS -
  Benefits paid to participants                                        (943,993)
                                                                   ------------

                    TOTAL DEDUCTIONS                                   (943,993)
                                                                   ------------


INCREASE IN NET ASSETS                                                3,178,642

NET ASSETS AVAILABLE FOR BENEFITS:
       Beginning of year                                              7,981,557
                                                                   ------------

       End of year                                                 $ 11,160,199
                                                                   ============

See notes to financial statements.

OMI CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31 2003 AND
2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the OMI Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     GENERAL -- The Plan is a defined contribution plan established on July 1, 1993 covering all full-time salaried employees of OMI Corporation (the "Company") who have a minimum of 30 days of service. ABN AMRO Trust Services Company ("ABN AMRO") formally Chicago Trust Company, serves as record keeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS -- Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan, subject to the applicable Internal Revenue Code ("IRC") limitations. The Company matches 100 percent of employee contributions up to 6 percent of each employee's compensation.

     INVESTMENTS--Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and in the OMI Common Stock Fund as investment options for participants.

     PARTICIPANT ACCOUNTS -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administration expenses. Participants may change their contribution elections by giving 30 days prior written notice and participants may change their investment fund elections daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     PARTICIPANT LOANS -- Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance (account balance must not be less than $2,500), whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate, plus 1 percent. Principal and interest is paid ratably through payroll deductions.

     VESTING -- Participants are vested immediately in their contributions plus actual earnings thereon and the Company's matching to the accounts plus actual earnings thereon.

     PAYMENTS OF BENEFITS -- On termination of service due to death, disability, retirement or other reasons, a participant, or their beneficiary, will receive a lump-sum amount equal to the value of the participant's vested interest in their account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING -- The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets available for benefits. The Plan invests in OMI Corporation common stock and various registered investment companies which invest in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

     Purchases and sales of securities are recorded on a trade-date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and other distributions received and gains realized on securities are reinvested in the related investment fund.

     ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan Sponsor, OMI Corporation. The total fees paid during the year ended December 31, 2003 were approximately $8,750.

     PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. No persons have elected to withdraw from the plan that have not yet been paid at December 31, 2003 and 2002.

3.   INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, respectively:

                   Description                          2003            2002
     ------------------------------------           -----------     ------------
     OMI Corporation Common Stock Fund               $3,751,178      $1,934,121
     Vanguard S&P 500 Fund                            1,347,025         986,279
     ABN AMRO/Chicago Capital Growth Fund             1,545,945       1,177,933
     ABN AMRO/Income Plus Fund                        1,063,334       1,678,172

     The Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,357,203 during the year ended December 31, 2003 as follows:

                                                                      2003
                                                                ----------------
     OMI Corporation Common Stock Fund                           $  2,167,690
     ABN AMRO / Income Plus Fund                                       40,117
     Franklin U.S. Government Securities Fund                          (9,170)
     ABN AMRO / Chicago Trust Capital Bond Fund                        (4,417)
     ABN AMRO / Chicago Capital Balanced Fund                          39,852
     Vanguard S&P 500 Fund                                            273,145
     Alliance Growth and Income Fund                                   18,430
     Fidelity Advisor Equity Growth Fund                                8,707
     ABN AMRO / Chicago Capital Growth Fund                           266,769
     ABN AMRO Small Cap Fund                                           20,091
     ABN AMRO / Veredus Aggressive Growth Fund                        158,441
     American Funds EuroPacific Growth Fund                            67,020
     Scudder New European Fund                                         38,292
     AIM Asian Growth Fund                                            120,825
     Seligman Communications and Information Fund                      92,514
     Alliance Technology Fund                                          46,866
     Columbia Newport Greater China                                    11,508
     Seligman Capital A                                                   524
                                                                 ------------

     Net appreciation in fair value of investments               $  3,357,203
                                                                 ============

4.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by ABN AMRO. ABN AMRO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in common stock of OMI Corporation through the OMI Corporation Common Stock Fund as well as participant loans.


5.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


6.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated May 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter; however, the plan administrator and tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.




                                   **********

OMI CORPORATION SAVINGS PLAN                                    EIN:  52-2098714
FORM 5500, SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF            PN:      005
  ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003
--------------------------------------------------------------------------------

(a)          (b)                                (c)                                (d)           (e)
       IDENTITY OF ISSUE,                 DESCRIPTION OF                           COST        CURRENT
        BORROWER, LESSOR,                   INVESTMENT                                          VALUE
        OR SIMILAR PARTY

 *         ABN AMRO             OMI Corporation Common Stock Fund                   **       $ 3,751,178

 *         ABN AMRO             ABN AMRO / Income Plus Fund                         **         1,063,234
           FRANKLIN             Franklin U.S. Government Securities Fund            **           282,928
 *         ABN AMRO             ABN AMRO / Chicago Trust Capital Bond Fund          **           424,817
 *         ABN AMRO             ABN AMRO / Chicago Capital Balanced Fund            **           326,854
           VANGUARD             Vanguard S&P 500 Fund                               **         1,347,025
           ALLIANCE             Alliance Growth and Income Fund                     **            87,682
           FIDELITY             Fidelity Advisor Equity Growth Fund                 **            65,867
 *         ABN AMRO             ABN AMRO / Chicago Capital Growth Fund              **         1,545,945
 *         ABN AMRO             ABN AMRO Small Cap Fund                             **           104,664
 *         ABN AMRO             ABN AMRO / Veredus Aggressive Growth Fund           **           547,699
           AMERICAN             American Funds EuroPacific Growth Fund              **           307,799
 *         ABN AMRO             Scudder New European Fund                           **           188,671
 *         ABN AMRO             AIM Asian Growth Fund                               **           389,734
 *         ABN AMRO             Seligman Communications and Information Fund        **           345,266
 *         ABN AMRO             Alliance Technology Fund                            **           187,367
 *         ABN AMRO             Seligman Capital A Fund                             **            14,459
           COLUMBIA             Columbia Newport Greater China                      **            93,937
 *         ABN AMRO             Liquidity Fund                                      **               188
 *         Participant Loans    Participant Loans                                   **            84,885
                                                                                           --------------
           TOTAL INVESTMENTS                                                                $ 11,160,199
                                                                                           --------------

*     Party-in-interest as defined by ERISA
** In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

                                  EXHIBIT INDEX

23.1    Consent of Independent Registered Public Accounting Firm

32.1 OMI Corporation's certification by the Chief Executive Officer on Form 11-K for the year ended December 31, 2003 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of THE SARBANES-OXLEY ACT OF 2002.

32.2 OMI Corporation's certification by the Chief Financial Officer on Form 11-K for the year ended December 31, 2003 pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of THE SARBANES-OXLEY ACT OF 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

                                             OMI CORPORATION SAVINGS PLAN




Date:  June 28, 2004                         By: /s/ Kathleen Haines
                                                 -----------------------------
                                                     Kathleen Haines
                                                     Senior Vice President and
                                                     Chief Financial Officer